PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

18th April 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 13th and 18th April 2005:

"Egypt Well Successfully Tests Oil"
"Appointment of New Finance Director and General Manager of Operations"

Yours faithfully

Stephen Huddle
Company Secretary

Enc.

dlw 5/4

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Egypt Well Successfully Tests Oil

Premier Oil is pleased to announce an oil discovery with the Al Amir-1 farm-in well, its first exploration well in Egypt.

Operations on the well are continuing following testing of the South Gharib Formation at stable rates of over 750 barrels of oil per day (bopd). Current plans are to suspend this well as a potential future producer.

The Al Amir-1 well was drilled on the onshore North West Gemsa Concession in the Gulf of Suez oil province approximately 300 kilometres southeast of Cairo.

This is the second well result announced by Premier in 2005, the first being a successful test of the Tiof-6 well in Mauritania which flowed at a stable rate of 9,150 bopd. Premier has a programme of up to 16 exploration and appraisal wells in 2005.

Premier's Chief Executive, Simon Lockett, said:

"It is very encouraging to have successfully tested oil from our first well on this concession. This shallow discovery is located adjacent to infrastructure, and therefore should be low cost to develop. We are planning to appraise the discovery to determine reserves as well as explore the other plays on this acreage."

13 April 2005

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Robin Allan

College Hill **Tel: 020 7457 2020**
Jim Joseph
Nick Elwes

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

Premier's strategy is to add significant value per share through exploration and appraisal success, astute commercial deals and asset management. The company's operating business and strong finances put the company in the position to operate successfully in all reasonable external environments.

Eleven exploration and appraisal wells were completed in 2004, six of which have successfully found hydrocarbons in Mauritania (Tevet and Tiof wells), Indonesia (Gajah Baru field) and Guinea Bissau (Sinapa).

A drilling programme of up to 16 wells is in place for 2005. Exploration of Premier's Egyptian acreage began in December 2004 with the Al Amir-1 well. In India, the Lakkhi-1 well commenced in early April 2005. Further wells are planned to be drilled later in 2005 in Mauritania, Pakistan, Indonesia, Guinea Bissau, Gabon and Vietnam.

The current partners and interests in the North West Gemsa Concession in Egypt are:

Company	**North West Gemsa Concession**
	%
Vegas Oil & Gas SA (Operator)	62.5
Premier Oil	37.5

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

APPOINTMENT OF NEW FINANCE DIRECTOR AND GENERAL MANAGER OF OPERATIONS

Premier is pleased to announce two senior appointments.

Tony Durrant will become Premier's Finance Director with effect from 1st July 2005. This follows the announcement last week of the decision by Finance Director John van der Welle to leave the Company on 30th June 2005 to pursue other challenges.

Tony joins Premier from Lehman Brothers where he is a managing director and Head of the European Natural Resources Group. During the course of nineteen years with Lehman Brothers, he has advised numerous companies within the energy sector, and managed a large number of financings and energy-related transactions. Tony has a degree from Oxford University and is a Chartered Accountant.

Tony will join the Board as Finance Director Designate and will work alongside John up to 30th June 2005 to ensure an orderly handover.

Sir David John, Chairman said:

"We are very pleased to have secured Tony Durrant as the Company's Finance Director, joining Chief Executive Simon Lockett as part of the team now taking the Company forward."

Premier is also pleased to announce the appointment of Neil Hawkings as General Manager of Operations with effect from 16 May 2005.

Neil's role is a key position in the Premier management team and covers many of the responsibilities previously managed by Simon Lockett, Premier's new Chief Executive Officer. Neil brings over twenty years international experience in various operational and commercial roles with Conoco, including the West Natuna Gas development where Premier also has an interest. More recently he has worked with ConocoPhillips and Chevron Texaco, managing the Britannia field in the North Sea. He has a Chemical Engineering degree from Cambridge.

Simon Lockett, Premier's Chief Executive, said:

"Neil will be an excellent addition to Premier's new team and will be responsible for the continued development of Premier's production base. I look forward to working with him."

18 April 2005

Enquiries:

Premier Oil plc **020 7730 1111**
Sir David John, Chairman
Simon Lockett, Chief Executive

College Hill **020 7457 2020**
Jim Joseph
Nick Elwes

Notes to editors

Tony Durrant (46).

Tony qualified as a Chartered Accountant with Arthur Andersen. He joined Lehman Brothers in London in 1986, initially as an oil sector analyst. He joined the investment banking division of Lehman in 1987 and since 1997 has been a managing director and Head of their European Natural Resources Group. In this role, Tony has managed both client relationships and numerous transactions for a variety of European and North American clients.

Neil Hawkings (43)

Having completed his Engineering degree at Cambridge, Neil joined Conoco in 1983 and worked in a variety of engineering and management roles both in London and overseas. Between 1997 and 2000, Neil held senior management roles for Conoco in Jakarta in relation to the West Natuna Gas project. In 2000, Neil returned to the UK as Managing Director of Britannia Operator Limited, a joint venture set up by Conoco and Chevron to run the Britannia gas condensate field.